Amy Latkin

Vice President and Associate General Counsel

w: 212.224.1840

April 17, 2020

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street NE

Washington DC 20549

Attn: Ms. Jennifer Hardy

Re: Post-Effective Amendment No. 56 under the Securities Act of 1933 and No. 166 under the Investment Company Act of 1940 to the Registration Statement on Form N-4 of Mutual of America Separate Account No. 2 (IRA and FPA Contracts) (SEC File Nos. 2-90201, 811-03996)

Dear Ms. Hardy,

On behalf of the above-referenced registrant, set forth below are responses to comments relating to the Registration Statement that you provided by telephone to me and Scott Rothstein on April 7, 2020, concerning Post-Effective Amendment No. 56 under the Securities Act of 1933, as amended, and Amendment No. 166 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-4 filed with the Securities and Exchange Commission by Mutual of America Separate Account No. 2 on February 24, 2020.

Set forth below are your comments with Mutual of America’s response immediately following each comment.  As discussed in our telephone conversation, all changes mentioned herein will appear in the post-effective amendment to the registration statement that will be filed under paragraph (b) of Rule 485 of the Securities Act of 1933 (the “Securities Act”) in April 2020.

General Comments

Comment 1	These comments also apply to the N-4s for the 457 contracts, the IRA and FPA contracts, and TDA and VEC contracts, as applicable.
Response 1	We applied these comments to the other N-4s, as applicable.

Comment 2	Please provide any bracketed information along with your response to the Staff comments on Edgar.
Response 2	All bracketed information will be updated and included in the 485(b) filing.

Comment 3

Please make sure your response includes the disclosure changes you intend to make in response to Staff comments. This can be done either by including in your correspondence filing the pages of the registration statement with the revised disclosure, or by clearly indicating in the correspondence the revised disclosure.

Response 3	All disclosure changes we to intend to make are discussed in this letter.

Comment 4	Please make sure that you provide hyperlinks for all exhibits and any information incorporated by reference pursuant to the FAST Act.
Response 4	Hyperlinks for all exhibits and information incorporated by reference will be included in the 485(b) filing.

Comment 5	Please note where a comment is made in one section of the registration statement, such comment is applicable to all similar disclosures appearing elsewhere in the registration statement.
Response 5	We will apply Staff comments to all sections of the prospectus, as applicable.

Comment 6

The prospectus states that the registrant guarantees that it will make the payment according to the form of annuity selected, and that its guarantee of payment is subject to its financial strength and claims-paying ability obligations, and it states that participants should consider the company’s claims-paying ability and financial strength when allocating amounts to the General Account.

Given the significant market events that have occurred as a result of the COVID-19 pandemic since the post-effective amendment was filed, please consider whether this disclosure should be revised based on how these events could affect the company’s financial strength and claims-paying ability, including the ability to timely process claims.

If the company believes that no additional disclosure is warranted, please explain supplementally why not.

Response 6

Mutual of America does not intend to change the referenced disclosure, as it does not believe that the COVID-19 pandemic will materially impact the Company’s financial strength or claims-paying ability.  Mutual of America entered the pandemic with a Risk Based Capital (RBC) ratio of almost 400%, making it extremely well capitalized and able to sustain any reasonably likely scenario as the impact of the pandemic develops.  As a New York domestic mutual life insurance company, the Company is regulated by the New York State Department of Financial Services (“DFS”), which requires rigorous capital testing to ensure the solvency of the Company under a variety of stressed scenarios, all of which have demonstrated the sufficiency of the Company’s reserves. This conclusion is also supported by testing performed by the Company in connection with its own risk and solvency assessment processes, as required by the DFS, using scenarios involving market corrections similar to, and more extreme than, market activity arising out of the pandemic.  With regard to the ability to timely process claims, the Company has effectively implemented its Business Continuity Plan, with most employees performing their normal duties remotely, and the Company is, and expects to remain, fully operational at all times.

Prospectus Comments

Comment 1

Tables of Annual Expenses

The footnote to Underlying Fund Expenses states:

“*For the Underlying Funds of Mutual of America Variable Insurance Portfolios, Inc., the expense reimbursement arrangement between each Underlying Fund and its investment adviser is expected to continue until at least April 30, 2030. As a condition of the Substitution, those Underlying Funds are also subject to expense caps that will continue for two years after the Substitution Date. The range of net total annual Underlying Fund operating expenses reflects both the operation of those Underlying Funds’ expense reimbursement arrangements with their investment adviser and the expense caps associated with the Substitution.”

The footnote states that as a condition to the substitution, the expense reimbursement arrangement will continue to 2030.  Is this date correct?

Please supplementally explain the relevance of the disclosure to the fees and expenses shown, and please state when the substitutions will occur.

Clearly indicate which investment options listed on the cover page were covered by the substitution and describe the investment options.

Response 1

We confirm that 2030 is the correct date.

On October 29, 2019, the Commission granted the Company’s request for a substitution order under Section 26(c) of the Investment Company Act of 1940 whereby the Mutual of America Investment Corporation Funds were replaced with Mutual of America Variable Insurance Portfolios in all Flexible Premium Annuity (FPA) Contracts.  The substitution order did not apply to Individual Retirement Annuity (IRA) Contracts.  The substitution occurred on January 24, 2020.  The section “Underlying Funds in Which Our Separate Account Invests” lists the Mutual of America Investment Corporation Funds, clearly stating that they are available as investment options for IRA Contracts only, and lists the Mutual of America Variable Insurance Portfolios, clearly stating that they are available as investment options for FPA Contracts only.

The Underlying Fund Expenses table discloses operating expenses both before and after the expense reimbursements required by the reimbursement agreement.

Comment 2

Frequent Purchases and Redemptions of Subaccount Accumulation Units

The disclosure states:

“We reserve the right to modify or terminate the administrative rule for transfers to the Subaccounts that invest in International Funds and to extend the rule to other Subaccounts. We also reserve the right to adopt additional rules that would apply to Contractholders who in our view are repeatedly engaging in short-term trading through transfers of all or a portion of their Account Values in any of the Subaccounts offered under our Contracts. Note: The Mutual of America Investment Corporation Retirement Funds and the Allocation Funds may invest in shares of the other Mutual of America Investment Corporation Funds, including the International Fund, and the Mutual of America Variable Insurance Portfolios Retirement Portfolios and the Allocation Portfolios may invest in shares of the other Mutual of America Variable Insurance Portfolios, including the International Portfolio, and are exempt from the requirement to place orders of such shares by U.S.P.S. regular mail, as indicated above.” (new language underlined)

Disclose the new language and the reason for the new language.

Response 2

The new language adds that the new Mutual of America Variable Insurance Portfolios Retirement Portfolios and Allocation Portfolios invest in shares of other Mutual of America Variable Insurance Portfolios, including the International Portfolio.

Mutual of America believes that it has responded fully to each of the aforementioned comments received from the Commission staff.  If you have any questions regarding Mutual of America’s responses, please do not hesitate to contact the undersigned at the above telephone number at your earliest convenience.  We greatly appreciate your attention to this matter.

Sincerely,

/s/ Amy Latkin

cc:  Scott H. Rothstein, Esq.

Mutual of America Life Insurance Company                   320 Park Avenue, New York, NY 10022-6839 mutualofamerica.com